Exhibit 99.1

Quipt Home Medical Corp.

Condensed Consolidated Interim Financial Statements

2024 Third Quarter

For the three and nine months ended

June 30, 2024 and 2023

(UNAUDITED)

(Expressed in US Dollars)

Condensed Consolidated Interim Statements of Financial Position	Page 1
Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)	Page 2
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity	Page 3
Condensed Consolidated Interim Statements of Cash Flows	Page 4
Notes to the Condensed Consolidated Interim Financial Statements	Pages 5-15

Quipt Home Medical Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

(Expressed in thousands of US Dollars, except per share amounts)

		As at	As at
		June 30,	September 30,
	Notes	2024	2023
ASSETS
Current Assets
Cash		$14,403	$17,209
Accounts receivable, net	4	31,411	25,978
Inventory	5	22,601	18,414
Prepaid and other current assets		5,827	3,832
Total current assets		74,242	65,433
Long-term assets
Property, equipment, and right of use assets, net	6	52,071	53,405
Goodwill	7	52,303	52,825
Intangible assets, net	7	69,470	74,040
Other assets		1,698	1,705
Total long-term assets		175,542	181,975
TOTAL ASSETS		$249,784	$247,408

LIABILITIES
Current Liabilities
Accounts payable		$32,629	$24,736
Accrued liabilities		3,902	7,282
Current portion of equipment loans	9	13,335	14,114
Current portion of lease liabilities	9	5,899	5,122
Current portion of senior credit facility	9	6,195	3,352
Deferred revenue	8	4,216	4,511
Purchase price payable	3	644	1,457
Total current liabilities		66,820	60,574
Long-term Liabilities
Equipment loans	9	96	233
Lease liabilities	9	13,544	14,028
Senior credit facility	9	58,948	61,114
Derivative liability - interest rate swap	9	170	—
Deferred income taxes		405	344
TOTAL LIABILITIES		139,983	136,293

SHAREHOLDERS' EQUITY
Capital stock	10	250,241	247,530
Contributed surplus		27,191	27,393
Accumulated deficit		(167,461)	(163,808)
Accumulated other comprehensive loss	9	(170)	—
TOTAL SHAREHOLDERS' EQUITY		109,801	111,115
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$249,784	$247,408

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page	1

Quipt Home Medical Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS) AND

COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(Expressed in thousands of US Dollars, except per share amounts)

	Three Months	Three Months	Nine Months	Nine Months
	Ended June 30,	Ended June 30,	Ended June 30,	Ended June 30,
	2024	2023	2024	2023
Revenue
Rentals of medical equipment	$26,739	$25,707	$81,506	$68,648
Sales of medical equipment and supplies	37,228	34,577	111,779	90,571
Total revenue	63,967	60,284	193,285	159,219
Cost of inventory sold	16,694	16,630	51,260	41,613
Operating expenses	30,593	27,385	91,096	74,533
Bad debt expense	3,208	2,425	8,702	7,190
Depreciation	10,943	10,208	32,208	24,328
Amortization of intangible assets	1,519	1,490	4,570	3,746
Stock-based compensation	483	2,034	2,154	3,911
Acquisition-related costs	188	(25)	393	1,132
Loss (gain) on disposal of property and equipment	(51)	(33)	(51)	(88)
Operating income	390	170	2,953	2,854
Financing expenses
Interest expense, net	1,892	1,969	5,735	4,704
Loss (gain) on foreign currency transactions	128	(442)	145	(430)
Loss on extinguishment of debt	—	—	—	30
Share of loss in equity method investment	71	—	243	—
Loss before income taxes	(1,701)	(1,357)	(3,170)	(1,450)
Provision (benefit) for income taxes	—	(323)	483	10
Net loss	$(1,701)	$(1,034)	$(3,653)	$(1,460)

Other comprehensive income (loss)
Change in fair value of derivative liability - interest rate swap	105	—	(170)	—
Comprehensive loss	$(1,596)	$(1,034)	$(3,823)	$(1,460)

Net loss per share
Basic loss per share	$(0.04)	$(0.03)	$(0.09)	$(0.04)
Diluted loss per share	$(0.04)	$(0.03)	$(0.09)	$(0.04)
Weighted average number of common shares outstanding:
Basic	42,623	40,584	42,303	37,434
Diluted	42,623	40,584	42,303	37,434

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page	2

Quipt Home Medical Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’

EQUITY (UNAUDITED)

(Expressed in thousands of US Dollars, except per share amounts)

		Number of				Accumulated	Total
		Shares	Capital	Contributed	Accumulated	Other Comprehensive	shareholders'
	Notes	(000’s)	stock	surplus	Deficit	Loss	equity
Balance September 30, 2022		35,605	$214,254	$26,317	$(161,024)	$—	$79,547
Net loss		—	—	—	(1,460)	—	(1,460)
Acquisition of Great Elm		432	2,060	—	—	—	2,060
Issuance of shares, net of issuance costs	10	5,409	27,866	—	—	—	27,866
Settlement of restricted stock units	10	526	2,791	(4,129)	—	—	(1,338)
Exercise of options	10	101	473	(75)	—	—	398
Stock-based compensation	10	—	—	3,911	—	—	3,911
Balance June 30, 2023		42,073	$247,444	$26,024	$(162,484)	$—	$110,984

Balance September 30, 2023		42,102	$247,530	$27,393	$(163,808)	$—	$111,115
Net loss		—	—	—	(3,653)	—	(3,653)
Change in fair value of derivative liability - interest rate swap	9	—	—	—	—	(170)	(170)
Settlement of restricted stock units		469	1,591	(1,804)	—	—	(213)
Exercise of options	10	519	1,120	(552)	—	—	568
Stock-based compensation	10	—	—	2,154	—	—	2,154
Balance June 30, 2024		43,090	$250,241	$27,191	$(167,461)	$(170)	$109,801

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page	3

Quipt Home Medical Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

(Expressed in thousands of US Dollars, except per share amounts)

		Nine months	Nine months
		ended June 30,	ended June 30,
	Notes	2024	2023
Operating activities
Net loss		$(3,653)	(1,460)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization		36,778	28,074
Amortization of financing costs and accretion of purchase price payable	3, 9	417	447
Interest expense, net of amortization and accretion		5,318	4,257
Cash paid for interest		(5,546)	(3,808)
Loss (gain) on foreign currency transactions		145	(430)
Share of loss in equity method investment		243	—
Loss on extinguishment of debt		—	30
Gain on disposal of property and equipment		(51)	(88)
Stock-based compensation	10	2,154	3,911
Adjustment to purchase price payable		(29)	(95)
Provision for income taxes		483	10
Cash paid for income taxes		(1,140)	(515)
Change in working capital:
Net increase in accounts receivable		(5,433)	(1,902)
Net increase in inventory		(4,186)	(2,469)
Net increase in prepaid and other current assets		(2,022)	(1,578)
Net increase (decrease) in deferred revenue		(295)	393
Net increase in accounts payables and accrued liabilities		5,459	2,535
Net cash flow provided by operating activities		28,642	27,312
Investing activities
Purchase of property and equipment	6	(6,852)	(4,959)
Cash proceeds from sale of property and equipment		112	84
Cash paid for equity method investment	3	(210)	—
Cash paid for acquisitions		—	(71,869)
Net cash flow provided by (used in) investing activities		(6,950)	(76,744)
Financing activities
Repayments of loans	9	(20,327)	(12,651)
Repayments of leases	9	(4,377)	(3,200)
Repayments of senior credit facility		(2,588)	(8,788)
Issuance costs related to credit facility		(10)	(467)
Issuance of debt under senior credit facility		2,888	64,000
Issuance of shares, net of issuance costs		—	27,866
Settlement of restricted stock units		(213)	(1,338)
Proceeds from exercise of options		568	398
Payments of purchase price payable	3	(294)	(4,889)
Net cash flow provided by (used in) financing activities		(24,353)	60,931
Effect of exchange rate changes on cash held in foreign currencies		(145)	430
Net increase (decrease) in cash		(2,806)	11,929
Cash, beginning of period		17,209	8,516
Cash, end of period		$14,403	$20,445

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page	4

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS (UNAUDITED) June 30, 2024 and 2023

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

1.	Nature of operations

Reporting entity

Quipt Home Medical Corp. (“Quipt” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 5, 1993. On December 30, 2013, the Company continued into British Columbia, Canada. The address of the registered office is 1133 Melville St Suite 2700, Vancouver, British Columbia, V6E 4E5. The head office is located at 1019 Town Drive, Wilder, Kentucky, United States. The Company is a participating Medicare provider that provides i) nebulizers, oxygen concentrators, and CPAP (continuous positive airway pressure) and BiPAP (bi level positive air pressure) units; ii) traditional and non-traditional durable medical equipment and services; and iii) non-invasive ventilation equipment, supplies and services.

Basis of measurement

These consolidated financial statements have been prepared on a going concern basis that assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations.

2.	Summary of significant accounting policies

Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting”, using accounting policies consistent with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. These condensed consolidated interim financial statements do not include all the disclosures required in annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended September 30, 2023.

The Company has followed the same basis of presentation, accounting policies and method of computation for these condensed consolidated interim financial statements as disclosed in the annual audited consolidated financial statements for the year ended September 30, 2023.

The unaudited consolidated financial statements were approved and authorized for issuance by the Board of Directors on August 14, 2024.

3.	Acquisitions of business and purchasing accounting

Investment in DMEScripts, LLC

In July 2023, the Company, through QHM Investments I, LLC, acquired an 8.3% stake in DMEScripts, LLC for $1,500,000. DMEScripts, LLC is an independent e-prescribe company in the US that automates the medical equipment ordering process. This technology is dedicated to improving the patient, prescriber, and provider experience by eliminating inefficiencies and reducing paperwork. During the nine months ended June 30, 2024, additional investments of $210,000 were made, which increased the Company’s ownership to 8.6%.

Page	5

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS (UNAUDITED) June 30, 2024 and 2023

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Purchase Price Payable

The purchase price payable included on the statements of financial position consists of amounts related to prior period business acquisitions. Below is the movement in purchase price payable for the nine months ended June 30, 2024 and 2023, respectively:

Amount
Balance September 30, 2022	$5,778
Adjustments on prior acquisitions	(639)
Accretion of interest	109
Payments	(4,889)
Balance June 30, 2023	$359

Balance September 30, 2023	$1,457
Adjustments on prior acquisitions	(551)
Accretion of interest	32
Payments	(294)
Balance June 30, 2024	$644

4.	Accounts Receivable

Accounts receivable represent amounts due from insurance companies and patients. As of June 30, 2024, the Company has approximately 11% of the Company’s receivables due from Medicare:

	As at	As at
	June 30, 2024	September 30, 2023
Gross receivable	$42,390	$35,374
Reserve for expected credit losses	(10,979)	(9,396)
Total	$31,411	$25,978

5.	Inventory

Inventory was comprised of the following as at June 30, 2024 and September 30, 2023:

	As at June 30,	As at September 30,
	2024	2023
Serialized	$9,236	$6,733
Non-serialized	13,648	11,895
Reserve for slow-moving	(283)	(214)
Total Inventory	$22,601	$18,414

The expense for slow-moving inventory is included within cost of inventory sold in the condensed consolidated statement of income (loss) and comprehensive income (loss).

6.	Property and equipment and right of use assets

The property and equipment and right of use assets was comprised of the following:

Page	6

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS (UNAUDITED) June 30, 2024 and 2023

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

	As at	As at
	June 30, 2024	September 31, 2023
Property and equipment, net	$32,645	$33,648
Right of use assets, net	19,426	19,757
Total	$52,071	$53,405

Rental equipment transferred from inventory during the nine months ended June 30, 2024 and 2023 was $24,467,000 and $20,187,000 respectively. For the nine months ended June 30, 2024 and 2023, the Company obtained equipment loans (Note 9) of $19,411,000 and $15,839,000, respectively, with the balance of $5,056,000 and $4,348,000 paid in cash, respectively.

7.	Goodwill and Intangible Assets

The following is the activity in goodwill and intangible assets for the nine months ended June 30, 2024 and 2023:

						Sub-total
						intangibles
		Customer		Non-compete	Customer	with finite
Cost	Goodwill	relationships	Brand	Agreements	Contracts	lives	Total
Balance September 30, 2022	$28,208	34,898	5,461	1,187	3,851	$45,397	$73,605
Acquisitions	23,186	42,000	5,820	—	—	47,820	71,006
Adjustments to prior year acquisitions	(544)	—	—	—	—	—	(544)
Balance June 30, 2023	$50,850	$76,898	$11,281	$1,187	$3,851	$93,217	$144,067

Balance September 30, 2023	$52,825	$79,088	$11,581	$710	$3,851	$95,230	$148,055
Adjustments to prior year acquisitions	(522)	—	—	—	—	—	(522)
Balance June 30, 2024	$52,303	$79,088	$11,581	$710	$3,851	$95,230	$147,533

						Sub-total
						intangibles
		Customer		Non-compete	Customer	with finite
Accumulation amortization	Goodwill	relationships	Brand	Agreements	Contracts	lives	Total
Balance September 30, 2022	$—	$10,345	$1,589	$725	$3,851	$16,510	$16,510
Amortization	—	2,985	659	102	—	3,746	3,746
Balance June 30, 2023	$—	$13,330	$2,248	$827	$3,851	$20,256	$20,256

Balance September 30, 2023	$—	$14,487	$2,523	$329	$3,851	$21,190	$21,190
Amortization	—	3,634	829	107	—	4,570	4,570
Balance June 30, 2024	$—	$18,121	$3,352	$436	$3,851	$25,760	$25,760

Page	7

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS (UNAUDITED) June 30, 2024 and 2023

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

						Sub-total
						intangibles
		Customer		Non-compete	Customer	with finite
Net carrying amount	Goodwill	relationships	Brand	Agreements	Contracts	lives	Total
Balance September 30, 2022	$28,208	$24,553	$3,872	$462	$—	$28,887	$57,095
Balance June 30, 2023	$50,850	$63,568	$9,033	$360	$—	$72,961	$123,811
Balance September 30, 2023	$52,825	$64,601	$9,058	$381	$—	$74,040	$126,865
Balance June 30, 2024	$52,303	$60,967	$8,229	$274	$—	$69,470	$121,773

8.	Deferred Revenue

Activity for deferred revenue for the nine months ended June 30, 2024 and 2023 is as follows:

	For the nine	For the nine
	months ended	months ended
	June 30, 2024	June 30, 2023
Beginning Balance	$4,511	$3,036
Acquisitions	—	1,022
Net change	(295)	393
Ending Balance	$4,216	$4,451

9.	Long-term Debt

Senior Credit Facility

In September 2022, the Company entered into a five-year, $110,000,000 senior credit facility (“Facility”) with a group of US banks. The Facility consists of a.) a delayed-draw term loan facility of $85,000,000, of which $64,000,000 was drawn on January 3, 2023, to partially fund the acquisition of Great Elm, b.) a term loan of $5,000,000 that was drawn at closing, and c.) a $20,000,000 revolving credit facility. The Facility is secured by substantially all assets of the Company and is subject to certain financial covenants.

A summary of the balances related to the Facility as of June 30, 2024 and September 30, 2023 is as follows:

	As of	As of
	June 30, 2024	September 30, 2023
Delayed-draw term loan	$59,200	$61,600
Term loan	4,563	4,750
Revolving credit facility	2,888	—
Total principal	66,651	66,350
Deferred financing costs	(1,508)	(1,884)
Net carrying value	$65,143	$64,466

Current portion	6,195	3,352
Long-term portion	58,948	61,114
Net carrying value	$65,143	$64,466

The delayed-draw term loan is repayable in quarterly installments of $800,000, with the balance due at maturity. The term loan is repayable in quarterly installments of $62,500, with the balance due at maturity. The revolving credit facility has a

Page	8

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS (UNAUDITED) June 30, 2024 and 2023

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

balance of $2,888,000 as of June 30, 2024, and had average balances of $2,740,000 and $1,040,000 for the three and nine months ended June 30, 2024, respectively. It is classified as a current liability as it is expected to be repaid during the next twelve months.

The delayed-draw term loan and the term loan is bearing interest at 8.1% as of June 30, 2024. The rate is based on a secured overnight financing rate (“SOFR”), with a floor of 0.5%, plus a spread of 2.1% to 2.85% (2.65% as of June 30, 2024) based on the Company’s leverage ratio and will reprice within three months. The revolving credit facility is bearing interest at 8.4% as of June 30,2024 and will reprice within three months. The Facility also has fees for unused availability.

To manage the risks of the cash flows related to interest expense, the Company entered into an interest rate swap, effective November 30, 2023, on $34,000,000 of the Facility. The swap carries a fixed SOFR of 4.4% (resulting in a combined 7.0% rate) and is settled quarterly until its September 2027 maturity date.

The Company entered into the arrangement with an intent to apply hedge accounting, in accordance with the criteria outlined in International Financial Reporting Standards (IFRS) 9, "Financial Instruments.” The Company determined that the swap qualified as a cash flow hedge and is highly effective, and as such, the changes in fair value of the instrument are recorded in accumulated other comprehensive loss in the condensed consolidated interim statements of financial position. As of June 30, 2024, the fair value of the interest rate swap liability was $170,000. This liability is recorded in derivative liability – interest rate swap in the condensed consolidated statements of financial position.

For the three and nine months ended June 30, 2024, the change in fair value of the interest rate swap was a gain of $105,000 and loss of $170,000, respectively, recorded in other comprehensive income (loss) in the condensed consolidated interim statements of income (loss) and comprehensive income (loss). The fair value of the interest rate swap is determined based on the market conditions and the terms of the interest rate swap agreement using the discounted cash flow methodology. Any difference between the Facility’s SOFR rate and the swap’s rate is recorded as interest expense. For the three and nine months ended June 30, 2024, reductions of $84,000 and $201,000 to interest expense were recorded in the condensed consolidated interim statements of income (loss) and comprehensive income (loss).

Interest expense on the Facility, including the impact of the interest rate swap agreement, was $1,297,000 and $1,380,000 for the three months ended June 30, 2024 and 2023, respectively. Interest expense on the Facility was $3,997,000 and $3,000,000 for the nine months ended June 30, 2024 and 2023, respectively. The fair value of the Facility approximates the carrying value as of June 30, 2024 and September 30, 2023.

The Company has cumulatively incurred $2,370,000 in financing costs to obtain the Facility, which is reflected as a reduction of the outstanding balance and will be amortized as interest expense using the effective interest method over the life of the Facility. During the three months ended June 30, 2024 and 2023, $128,000 and $114,000 of amortization of deferred financing costs was recorded, respectively. During the nine months ended June 30, 2024 and 2023, $385,000 and $338,000 of amortization of deferred financing costs was recorded, respectively.

Equipment Loans

The Company is offered financing arrangements from the Company’s suppliers and the suppliers’ designated financial institutions, under which payments for certain invoices or products can be financed and paid over an extended period. The financial institution pays the supplier when the original invoice becomes due, and the Company pays the third-party financial institution over a period of time. In most cases, the supplier accepts a discounted amount from the financial institution and the Company repays the financial institution the face amount of the invoice with no stated interest, in twelve equal monthly installments. The Company used an incremental borrowing rate of 7.0% - 8.0% to impute interest on these

Page	9

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS (UNAUDITED) June 30, 2024 and 2023

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

arrangements. There are no covenants with the loans and the carrying value of the equipment that is pledged as security against the loans is approximately $13,400,000 and $8,700,000 as of June 30, 2024 and September 30, 2023, respectively.

Following is the activity in equipment loans for the nine months ended June 30, 2024 and 2023:

	Nine months ended	Nine months ended
	June 30, 2024	June 30, 2023
Beginning Balance	$14,347	$5,707
Additions:
Acquisitions	—	4,259
Operations	19,411	15,839
Repayments	(20,327)	(12,501)
Ending Balance	13,431	13,304
Current portion	13,335	13,198
Long-term portion	$96	$106

Leases Liabilities

The Company enters into leases for real estate and vehicles. Real estate leases are valued at the net present value of the future lease payments at incremental borrowing rates ranging from 5.9% to 8.8%. Vehicle leases are recorded at rate implicit in the lease based on the current value and the estimated residual value of the vehicle, equating to rates ranging from 3.0% to 11.5%.

Following is the activity in lease liabilities for the nine months ended June 30, 2024 and 2023:

		Real
	Vehicles	estate	Total
Balance September 30, 2022	$1,993	$8,506	$10,499
Additions:
Acquisitions	365	2,436	2,801
Operations	908	7,258	8,166
Repayments	(586)	(2,614)	(3,200)
Balance June 30, 2023	$2,680	$15,586	$18,266

Balance September 30, 2023	$2,914	$16,236	$19,150
Additions:
Operations	1,760	3,049	4,809
Non-cash adjustments	—	(139)	(139)
Repayments	(1,139)	(3,238)	(4,377)
Balance June 30, 2024	$3,535	$15,908	$19,443

Page	10

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS (UNAUDITED) June 30, 2024 and 2023

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Future payments pursuant to lease liabilities are as follows:

	As at	As at
	June 30, 2024	September 30, 2023
Less than 1 year	$7,050	$6,422
Between 1 and 5 years	14,959	15,280
More than five years	544	760
Gross lease payments	22,553	22,462
Less: finance charges	(3,110)	(3,312)
Net lease liabilities	19,443	19,150
Current portion	5,899	5,122
Long-term portion	$13,544	$14,028

10.	Share capital

The Company considers its capital to be shareholders’ equity, which is comprised of capital stock, contributed surplus, accumulated deficit, and accumulated other comprehensive income (loss) in the amount of $109,801,000 and $111,115,000 as of June 30, 2024 and September 30, 2023, respectively.

In May 2024, the Toronto Stock Exchange (“TSX”) accepted the Company’s notice of intention to implement a normal course issuer bid (“NCIB”). Under the NCIB, the Company may purchase for cancellation up to 3,626,845 common shares of the Company, or up to $5,000,000, and will terminate upon the earliest of (i) April 30, 2025, (ii) the Company purchasing the maximum number of common shares or dollars, or (iii) the Company terminating the NCIB. Purchases under the NCIB will be made through open market purchases at market price, as well as by other means as may be permitted under applicable securities laws. Any Common Shares that are purchased under the NCIB will be cancelled upon their purchase by the Company. No Common Shares have been purchased under the NCIB.

Issued share capital

The Company has only one class of common stock outstanding. Common shares are classified as equity, and costs related to the issuance of common shares are recognized as a reduction of equity.

Stock options and grants

The Company has a stock option plan, which it uses for grants to directors, officers, employees, and consultants. Options granted under the plan are non-assignable and may be granted for a term not exceeding ten years. Stock options having varying vesting periods and the unvested options outstanding as of June 30, 2024 will vest through February 2026.

Page	11

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS (UNAUDITED) June 30, 2024 and 2023

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

A summary of stock options is provided below:

		Weighted
	Number of options (000’s)	average exercise price
Balance September 30, 2022	3,751	C$	4.24
Issued	435		8.30
Exercised	(101)		5.29
Expired	(42)		6.96
Forfeited	(49)		7.15
Balance June 30, 2023	3,994	C$	4.49

Balance September 30, 2023	3,957	C$	4.49
Exercised	(519)		1.50
Expired	(15)		7.76
Forfeited	(3)		8.48
Balance June 30, 2024	3,420	C$	4.92

At June 30, 2024, the Company had 3,134,000 vested stock options with a weighted average exercise price of C$4.63.

Restricted stock units

From May 2021 through February 2023, a total of 1,866,090 restricted stock units were granted to officers and directors. Each unit represents the right to receive one common share, and vests over a period of two years from the grant date at the rate of one-eighth every three months commencing three months after the grant date. During the year ended September 30, 2022, 105,000 units were forfeited. During the nine months ended June 30, 2024 and 2023, 515,063 and 726,653 units were settled. The number of shares issued was less than the number of units settled due to the officers’ election to receive a reduced number of shares to satisfy their tax withholding obligations. These tax withholdings resulted in a cash outflow of $213,000 for the nine months ended June 30, 2024, and $1,338,000 for the nine months ended June 30, 2023. As of June 30, 2024, a total of 519,375 restricted stock units were outstanding, of which 207,750 had vested.

The fair value of the restricted stock units on the date of grant are discounted to reflect the difference between the vesting dates and the expected issuance dates, to be expensed over the respective vesting periods with an increase to contributed surplus.

Stock-based compensation

The Company accounts for stock-based compensation using the fair value method as prescribed by IFRS 2. Under this method, the fair value of stock options and restricted stock units at the date of grant is expensed over the vesting period and the offsetting credit is recorded as an increase in contributed surplus. An estimate of the number of awards that are expected to be forfeited is also made at the time of grant and revised periodically if actual forfeitures differ from those estimates.

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Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS (UNAUDITED) June 30, 2024 and 2023

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

For the three and nine months ended June 30, 2024 and 2023, the Company recorded stock-based compensation expense as follows:

	Three Months	Three Months	Nine months	Nine months
	Ended June 30,	Ended June 30,	Ended June 30,	Ended June 30,
	2024	2023	2024	2023
Restricted stock units	$322	$1,412	$1,423	$2,468
Stock options	161	622	731	1,443
Stock-based compensation expense	$483	$2,034	$2,154	$3,911

11.	Commitments and contingencies

Commitments

The Company leases certain facilities with terms of less than a year that are classified as operating leases. Future payments pursuant to these leases are $81,000 as of June 30, 2024, which are all due in less than one year.

Contingencies

From time to time, the Company is involved in various legal proceedings arising from the ordinary course of business, including governmental investigations or other actions or lawsuits stemming from a failure to comply with laws or regulations. The Company has received a civil investigative demand from the Department of Justice (“DOJ”) through the U.S. Attorney’s Office for the Northern District of Georgia pursuant to the False Claims Act regarding an investigation concerning whether the Company may have caused the submission of false claims to government healthcare programs for CPAP equipment. The Company is cooperating with the investigation. The DOJ has not indicated to the Company whether it believes the Company engaged in any wrongdoing. In April 2024, the Company received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) to provide certain documents related to the Company and the DOJ investigation, CID, and financial reporting and disclosure matters (“SEC Subpoena”). According to the SEC, the investigation pursuant to which the SEC Subpoena was issued does not mean that the SEC has concluded that anyone has violated the law, nor does the investigation mean that the SEC has a negative opinion of any person, entity, or security. The Company, through its external legal counsel, has been in contact with the SEC and is cooperating with the SEC as it relates to the SEC Subpoena. Additional governmental agencies could conduct independent investigations relating to this investigation or separate unrelated matters. No assurance can be given as to the timing or outcome of the DOJ’s or SEC’s investigations.

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Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS (UNAUDITED) June 30, 2024 and 2023

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

12. Operating expenses

	Three months	Three months	Nine months	Nine months
	ended June 30,	ended June 30,	ended June 30,	ended June 30,
	2024	2023	2024	2023
Payroll and employee benefits	$19,547	$18,160	$58,724	$49,115
Facilities	1,441	1,222	4,199	3,674
Billing	2,734	2,444	8,138	6,644
Professional fees	1,496	881	4,482	2,631
Outbound freight	1,383	1,185	4,115	3,000
Vehicle fuel and maintenance	1,233	1,066	3,515	2,889
Bank and credit card fees	560	520	1,540	1,226
Technology	409	357	1,157	1,006
Insurance	384	408	1,160	1,248
All other	1,406	1,142	4,066	3,100
Total operating expenses	$30,593	$27,385	$91,096	$74,533

13. Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. The Company computes its estimated income tax assets and liabilities under the discrete method, which treats the nine months ended June 30, 2024 and 2023 as if it were an annual period. The Company has no federal income taxes payable due to net operating losses. Despite a loss before income taxes, the Company has state income taxes currently payable due to separate legal entity tax filings and the lack of loss carryforwards available in all states.

Deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years, and are measured using the current enacted tax rates expected to apply when the differences reverse. A deferred tax asset is recognized only to the extent that the recoverability is considered probable through offset from the reversal of deferred tax liabilities from the same taxation authority.

The provision for income taxes was as follows for the periods indicated:

	Three months	Three months	Nine months	Nine months
	ended June 30,	ended June 30,	ended June 30,	ended June 30,
	2024	2023	2024	2023
Current payable - state	$—	$(323)	$421	$10
Deferred:
Federal	—	—	26	—
State	—	—	36	—
Subtotal deferred	—	—	62	—
Provision for income taxes	$—	$(323)	$483	$10

14.	Income (loss) per share

Income (loss) per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur from the

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Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS (UNAUDITED) June 30, 2024 and 2023

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

incremental shares issued if in-the-money securities or other contracts to issue common shares were exercised or converted to common shares by assuming the proceeds received from the exercise of stock options are used to purchase common shares at the prevailing market price. For periods with a net loss, the potential dilutive shares were excluded because their effect is anti-dilutive.

The following reflects the earnings and share data used in the basic and diluted income (loss) per share computations:

	Three months	Three months	Nine months	Nine months
	ended June 30,	ended June 30,	ended June 30,	ended June 30,
	2024	2023	2024	2023
Net loss	$(1,701)	$(1,034)	$(3,653)	$(1,460)
Basic weighted average number of shares	42,623	40,584	42,303	37,434
Diluted weighted average number of shares	42,623	40,584	42,303	37,434
Basic loss per share	$(0.04)	$(0.03)	$(0.09)	$(0.04)
Diluted loss per share	$(0.04)	$(0.03)	$(0.09)	$(0.04)

The effect of instruments exercisable or convertible to common shares for the nine months ended June 30, 2024 were excluded from the calculation of diluted loss per share because their effect is anti-dilutive.

15.	Related party transactions

The Company has six leases for office, warehouse, and retail space with a rental company affiliated with the Company’s Chief Executive Officer, the majority of which were entered into in 2015, five of which were renewed on October 1, 2022. The leases have a combined area of 74,520 square feet. Lease payments under these leases were approximately $66,000 and $65,000 per month for the nine months ended June 30, 2024 and 2023, respectively, with increases on October 1 of each year equal to the greater of (i) the Consumer Price Index for All Urban Consumers (CPI-U), and (ii) 3%. One lease expires in June 2026 and the remaining five leases expire on September 30, 2029.

Expense for Board of Directors’ fees were $68,000 and $69,000 for the three months ended June 30, 2024 and 2023, respectively. Expense for Board of Directors’ fees were $203,000 and $226,000 for the nine months ended June 30, 2024 and 2023, respectively. Stock-based compensation for the Board of Directors was $180,000 and $672,000 for the three months ended June 30, 2024 and 2023, respectively. Stock-based compensation for the Board of Directors was $723,000 and $1,476,000 for the nine months ended June 30, 2024 and 2023, respectively.

Key management personnel also participate in the Company’s share option program (see Note 10). The Company recorded compensation to key management personnel as follows:

	Three months	Three months	Nine months	Nine months
	ended June 30,	ended June 30,	ended June 30,	ended June 30,
	2024	2023	2024	2023
Salaries and benefits	$342	$299	$964	$846
Stock-based compensation	147	676	663	1,669
Total	$489	$975	$1,627	$2,515

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